SCHEDULE 14A
INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14 INFORMATION

**Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934**

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Filed by party other than the registrant [_]

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[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[ ] Definitive Proxy Statement
[ ] Definitive Additional Materials
[ ] Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12

LIFESTREAM TECHNOLOGIES, INC.
(Name of Registrant as Specified in Its Charter
and of Person Filing Proxy Statement)

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LIFESTREAM TECHNOLOGIES, INC.
510 Clearwater Loop, Suite 101, Post Falls, Idaho 83854

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To Be Held October 17, 2003


To our Stockholders:

You are cordially invited to attend a Special Meeting of Stockholders (hereinafter, "the Special Meeting") of Lifestream Technologies, Inc. (hereinafter, "the Company"), a Nevada corporation, which will be held at Red Lion Templin's Resort located at 414 East First Avenue, Post Falls, Idaho, on October 17, 2003 at 8:30 a.m. Pacific Time, or at any and all adjournments thereof. The sole purpose of the Special Meeting is to approve an amendment (the "Amendment") to the Articles of Incorporation to increase the number of authorized shares of common stock from 100,000,000 shares to 250,000,000 shares.

This matter is more fully discussed in the Proxy Statement accompanying this Notice. We believe the approval of this Amendment is imperative in view of the Company's financial situation and operational needs and its consequent need for additional authorized shares for the purpose of obtaining additional financing.

The Board of Directors of the Company has unanimously determined that the proposed Amendment is advisable and in the best interests of the Company and recommends that you vote FOR the Amendment.

The Board has fixed the close of business on July 31, 2003 as the record date for determining those stockholders who will be entitled to notice of, and to vote at, the Special Meeting. The stock transfer books will not be closed between the record date and the date of the meeting.

Approval of the proposed Amendment requires the affirmative vote of at least a majority of the outstanding shares of the Company's Common Stock entitled to vote, whether present in person or represented by proxy. Accordingly, it is important that your shares be represented at the meeting. **THE PROMPT RETURN OF PROXIES WILL SAVE YOUR COMPANY THE EXPENSE OF FURTHER REQUESTS IN ORDER TO OBTAIN THE NECESSARY APPROVAL. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENCLOSED ENVELOPE.** Your proxy may be revoked, in writing, at any time prior to the time it is voted. You may also revoke your proxy by attending the meeting and voting in person.


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Please read the proxy materials carefully. Your vote is important and the Company appreciates your cooperation in considering and acting on the matters presented.

Very truly yours,

/s/ Christopher Maus
Christopher Maus, Chairman of the Board of Directors, President and Chief Executive Officer

Post Falls, Idaho
September __, 2003

**Stockholders Should Read The Entire Proxy Statement
Carefully Prior To Returning Their Proxies**

**PROXY STATEMENT FOR A SPECIAL MEETING OF STOCKHOLDERS OF
LIFESTREAM TECHNOLOGIES, INC.
To Be Held October 17, 2003**

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors (hereinafter, the "Board") of Lifestream Technologies, Inc. (hereinafter, the "Company"), a Nevada corporation, of proxies to be voted at a Special Meeting of Stockholders (hereinafter, "the Special Meeting") to be held at Red Lion Templin's Resort located at 414 East First Avenue, Post Falls, Idaho on October 17, 2003 at 8:30 a.m. Pacific Time or at any and all adjournments or postponements thereof, for the purpose set forth in the accompanying Notice of Special Meeting of Stockholders (hereinafter, "the Notice"). This Proxy Statement and the proxy card were first mailed to stockholders on or about September __, 2003.

VOTING RIGHTS AND SOLICITATION

The close of business on July 31, 2003 was the record date for stockholders entitled to notice of, and to vote at, the Special Meeting. As of that date, 92,894,590 shares of the Company's common stock, $0.001 par value per share (hereinafter "the Common Stock"), were issued and outstanding. The Company did not have any other class of equity securities outstanding as of the record date. All shares of the Company's Common Stock outstanding on the record date are entitled to vote at the Special Meeting, and stockholders of record entitled to vote at the Special Meeting will have one vote for each share so held on the matter to be voted upon.

There will not be any matters presented at the Special Meeting other than the proposal set forth in this Proxy Statement and accompanying Notice. Any stockholder has the right to revoke his or her proxy at any time before it is voted by either delivering to the Company at its principal executive offices at 510 Clearwater Loop, Suite 101, Post Falls, Idaho 83854, Attn: Chief Financial Officer, a written notice of revocation or duly executed proxy bearing a later date or by attending the Special Meeting and voting in person.

Approval of the proposed Amendment will require the affirmative vote of a majority of the outstanding shares of Common Stock, cast by the stockholders entitled to vote at the election present in person or represented by proxy.

The cost of this solicitation will be borne by the Company. Proxies will be solicited principally through the use of the mails, but, if deemed desirable, may be solicited personally or by telephone, electronic mail, telegraph, or personal interview by directors, officers and employees of the Company for no additional compensation. Arrangements may be made with brokerage houses and other custodians, nominees and fiduciaries to send proxies and proxy material to the beneficial owners of the Company's Common Stock, and such persons may be reimbursed for their expenses.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE SPECIAL MEETING

Why are we calling this Special Meeting?

To approve an amendment to the Company's Articles of Incorporation to increase the number of authorized shares of Common Stock from 100,000,000 to 250,000,000. The increase in authorized shares is necessary for the Company to comply with the terms of a recent private placement of $3,350,000 of convertible debentures and warrants, the principal of which would be convertible into Common Stock at $0.13 per share, and is needed so that we may seek and obtain additional financing, in the discretion of the Board of Directors, to fund our continuing operations. Although we believe that the market response to our second generation product has been favorable and our financial situation is improving, the additional authorized Common Stock is necessary and appropriate to provide financing required to finance our continuing operating losses and because of our need for capital to fund additional marketing efforts and the purchase of inventory.

Who is entitled to vote at the meeting?

Shareholders of record of Common Stock at the close of business on July 31, 2003 may vote at the meeting. On July 31, 2003, 92,894,590 shares of Common Stock were outstanding and eligible to vote.

What is the difference between a shareholder of record and a "street name" holder?

If your shares are registered directly in your name with Nevada Agency & Trust Company, our transfer agent, you are considered the shareholder of record of those shares.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of these shares, and your shares are held in "street name."

How do I vote my shares?

If you are a shareholder of record, you can give a proxy to be voted at the meeting by mailing the enclosed proxy card.

If you hold your shares in "street name," you must vote your shares in the manner prescribed by your broker or nominee. Your broker or nominee has enclosed or provided a voting instruction card for you to use in directing the broker or nominee how to vote your shares.

Can I vote my shares in person at the meeting?

Yes. If you are a shareholder of record, you may vote your shares at the meeting by completing a ballot at the meeting

However, if you are a "street name" holder, you may vote your shares in person only if you obtain a signed proxy from your broker or nominee giving you the right to vote the shares.

Even if you currently plan to attend the meeting, we recommend that you also submit your proxy as described above so that your vote will be counted if you later decide not to attend the meeting.

What is the recommendation of the Board of Directors?

The Board of Directors recommends a vote FOR the Amendment increasing the authorized Common Stock.

Why is the Company seeking shareholder approval for the Amendment?

Under Nevada law, we need shareholder approval to amend our Articles of Incorporation to increase the number of authorized shares of common stock. The Board believes the Company needs additional authorized but unissued shares of common stock so that it may make one or more additional private placements of common stock or common stock equivalents at negotiated prices, within the discretion of the Board. The Board has recommended that shareholders increase the authorized shares from 100,000,000, of which 92,894,590 are outstanding, to 250,000,000 authorized. Although we have reduced our expenses and have received a favorable response to our second generation product, we continue to need additional financing to fund the purchase of additional inventory, to pay for marketing efforts and to finance our operations until our operations are profitable. The Board believes that it is imperative that we obtain additional financing and additional authorized stock is necessary in order to obtain such financing.

Will the Company be subject to any immediate adverse effects if the Amendment is not approved?

During September 2003 we offered and then closed a new private financing by selling $3,350,000 of convertible debentures and warrants. The terms of the sale agreement provide that we will seek shareholder approval for an increase in our authorized shares. The debentures provide that we can pay the quarterly interest on the debentures by issuing shares of our stock, and provide that the debentures may be converted into common stock at a price of $0.13 per share, avoiding the need to repay such debentures, accrued interest and related warrants with cash. We may utilize such provisions only if we have additional authorized shares. Furthermore, the agreement for the sale of the debentures provides that if the shares are not authorized for issue and if the shares are not registered for resale within 120 days after the debentures are issued, the debentures will be in default and may become due and payable. A default in the terms of the debentures would result in immediate repayment of 50% of the amount of cash we received from the sale of the debentures which is being held in escrow and could result in acceleration of the date for repayment of the debentures and the imposition of default provisions. This financing is an example of the additional financing that we need, but that will require additional authorized common stock for issuance in connection with the financings, whether convertible debt or equity.

What if I do not specify how I want my shares voted?

If you do not specify on your proxy card how you want to vote your shares, we will vote them FOR the Amendment.

Can I change my vote?

Yes. You can revoke your proxy at any time before it is exercised in any of three ways:

- By submitting written notice of revocation to our Secretary;
- By submitting another proxy by mail with a later date and, if by mail, that is properly signed; or
- By voting in person at the meeting.

Are there any other matters to be acted upon at the meeting?

Under our bylaws, no other business besides that specified in the Notice may be transacted at this Special Meeting.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT (1)

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of July 31, 2003 by (i) each person known by the Company to be the beneficial owner of more than five percent of the outstanding shares of Common Stock, (ii) each current director, and (iii) all current directors and executive officers as a group. A person is also deemed to be a beneficial owner of any securities to which the person has the right to acquire beneficial ownership within sixty days. All shares are subject to the named person's sole voting and investment power unless otherwise indicated. Ronald A. Kiima, resigned as a director of the Company effective August 29, 2003.

Name and Address Of Beneficial Owner (2)	Shares Beneficially Owned	Percent of Shares Beneficially Owned (3)
Directors and Officers		
Christopher Maus (4)	3,178,200	3.40%
Michael Crane (5)	6,084,254	6.53%
Robert Boyle (6)	341,700	Less than 1%
William Gridley (7)	266,000	Less than 1%
Edward Siemens (8)	338,385	Less than 1%
Brett Sweezy (9)	495,621	Less than 1%
Jackson Connolly (10)	160,306	Less than 1%
All Directors and Officers as a Group (7 persons) (11)	**10,824,466**	**11.42%**

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT (continued) (1)

Name and Address Of Beneficial Owner (2)	Shares Beneficially Owned	Percent of Shares Beneficially Owned (3)
Other Beneficial Owners:		
RAB Europe Fund Limited (12) c/o RAB Capital Limited No. 1 Adam Street London W2CN 6LE United Kingdom	10,082,500	9.99%
Mercer Management (13) 5820 East Mercer Way Seattle, WA 98040	7,446,226	8.00%
Commodity Management and Research, Inc (14). 1050 17th Street, Suite 2000 Denver, CO 80265	5,992,360	6.43%
Forrest Nominees Limited (15) P.O. Box 328 St. Peter Port GY13TY Guernsey, UK	11,301,505	12.13%
Eagle & Dominion EuroAmerican Growth Fund Ltd. 9 West 57th Street New York, NY 10019	6,205,380	6.68%
Crescent International 84 Avenue Louis-Casai CH 1216 Cointrin Geneva, Switzerland	5,000,000	5.38%

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(1) Based upon information furnished to the Company by the beneficial owners or otherwise obtained from the stock transfer books of the Company.

(2) Unless otherwise indicated, the business address for each beneficial owner is c/o Lifestream Technologies, Inc., 510 Clearwater Loop, Suite 101, Post Falls, Idaho 83854.

(3) Percentage of ownership includes 92,894,590 actual shares of Common Stock outstanding on July 31, 2003. Shares of Common Stock subject to stock options or warrants that are currently exercisable or will become exercisable after 60 days after July 31, 2003, and shares of Common Stock subject to convertible term notes that are currently convertible or will become convertible within 60 days of July 31, 2003, are deemed outstanding for computing the beneficial ownership percentage of the person or group holding such options, warrants and notes, but are not deemed outstanding for computing the percentage of any other person or group.

(4) Includes 572,000 shares issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days after July 31, 2003.

(5) Includes 216,500 shares issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days after July 31, 2003. Excludes 152,000 common shares held by Lochnau, Inc., a privately held investment management corporation for which Mr. Crane serves as Chairman of the Board of Directors, to which Mr. Crane disclaims any beneficial ownership.

(6) Includes 149,000 shares issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days after July 31, 2003.

(7) Includes 99,000 shares issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days after July 31, 2003.

(8) Includes 334,000 shares issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days after July 31, 2003.

(9) Includes 345,982 shares issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days after July 31, 2003.

(10) Includes 137,006 shares issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days after July 31, 2003.

(11) Includes 1,952,488 shares issuable upon exercise of options and warrants that are currently exercisable or will become exercisable within 60 days after July 31, 2003.

(12) RAB Europe Fund Ltd., as of July 31, 2003, (i) owned 2,057,500 shares of our Common Stock, and (ii) owned convertible term notes of ours that can be converted into 56,821,690 shares of our Common Stock. RAB Europe Fund Ltd. does not have the right to convert any debt, to the extent such conversion would cause RAB Europe Fund Ltd., together with its affiliates, to have acquired a number of shares of our Common Stock during the 60-day period ending on the date of conversion or exercise which, when added to the number of shares of our Common Stock held at the beginning of such 60-day period, would exceed 9.99% of the number of shares of our Common Stock then outstanding, excluding, for the purpose of such determination, shares of our Common Stock issuable upon exercise of the warrants which have not been exercised. The number of shares beneficially owned by RAB Europe Fund Ltd., in the table above, reflects this limitation.

(13) Includes 142,500 shares issuable upon exercise of warrants that are currently exercisable or will become exercisable within 60 days after July 31, 2003.

(14) Includes 250,000 shares issuable upon exercise of warrants that are currently exercisable or will become exercisable within 60 days after July 31, 2003.

(15) Includes 262,500 shares issuable upon exercise of warrants that are currently exercisable or will become exercisable within 60 days after July 31, 2003.

PROPOSAL 1

APPROVAL OF AN AMENDMENT TO THE COMPANY'S ARTICLES OF INCORPORATION TO INCREASE THE AUTHORIZED CAPITALIZATION

Our Board has unanimously adopted a resolution proposing and recommending stockholder approval of an amendment to the Company's Articles of Incorporation which will increase the Company's authorized number of shares of common stock from 100,000,000 shares, par value $0.001 per share, to 250,000,000 shares, par value $0.001 per share. The increase in the number of authorized common stock would not affect the authorized number of shares of preferred stock, which would remain at 15,000,000 shares, none of which have been issued.

The Board believes this amended capital structure is appropriate to provide for the future financial and other needs of the Company and recommends such amendment to the stockholders for adoption. If the amendment is adopted, it will become effective upon filing with the Secretary of State of the State of Nevada. As of July 31, 2003, the Company had 92,894,590 shares of Common Stock outstanding and, as a practical matter, the remaining authorized but unissued shares may be needed to cover the exercise of outstanding options and warrants granted under the Company's stock option plan and otherwise, and for the possible conversion of certain outstanding convertible notes in the amount of $5,270,000 issued in connection with the Company's previously existing financings.

Our Board believes it is imperative that the Company's authorized number of shares of common stock be increased in order to have additional shares of common stock available to provide us with necessary additional capital.

Background Information

Although we had approximately 73,000,000 unissued shares available as of December 31, 2002, as discussed in our Annual Report for the fiscal year ended June 30, 2002, and in the Management's Discussion and Analysis sections of our Quarterly Reports filed with the Securities and Exchange Commission during 2003 (see "Substantial Doubt As To Our Ability to Continue As A Going Concern"), because of our substantial accumulated operating and net losses, and our negative operating cash flows, incurred by the Company since inception, our ability to continue as a going concern has been dependent on our obtaining additional equity infusions. During the period from March through June 2003, with the assistance of HPC Capital, our investment banker, we were able to obtain necessary additional capital from the sale of 33,000,000 shares of common stock at $0.10 a share to six new accredited investors along with eleven existing accredited stockholders. In addition, our ability to obtain financing, both from new investors and from trade creditors was being adversely affected by our outstanding short term debt, some of which was due during the period from June 1, 2003 to December 21, 2003. The Company was not in a position to repay that debt. Therefore, during May and June 2003, we issued approximately 27,480,000 shares for the conversion of $2,748,000 of debt and accrued interest into Common Stock.

The issuance of approximately 66,000,000 shares of Common Stock during the period of March through June 2003 depleted substantially all of our authorized but previously unissued Common Stock. These transactions were necessary to fund (i) our then current accounts payable balance, a significant portion of which was overdue, (ii) our ongoing operational needs, which although recently streamlined, remained significant, and (iii) to assist us in acquiring additional inventory. It was also critical to the Company's financial situation that the convertible debt be converted into equity in order to improve our balance sheet so that investors would participate in the stock offering and to satisfy our suppliers that we had eliminated this short term debt. The Board believes that the financing and conversion of convertible debt was imperative to position the Company to again pursue its long term business strategy. We do not believe that any change of control has occurred as a result of the issuance of stock in these financings.

Recent Financing

In September, our Board approved the sale and issuance of $3,350,000 of 8% convertible debentures, due September 2006, with investors receiving 50% warrant coverage, in a recent private placement. The debentures are convertible into common stock at $0.13 a share. Interest on the debentures is payable quarterly, but may, at the option of the Company, be paid in common stock ("PIK shares"), based on a price equal to the lesser of $0.13 per share or 90% of the average price of our shares over the prior 20 trading days. Our ability to pay the interest utilizing PIK shares and the provisions for conversion of the principal amount of the debentures into stock is subject to certain conditions. Among the conditions are a requirement that the Company then have 250,000,000 authorized shares, that the shares to be issued are registered for resale and that the shares can be issued inaccordance with applicable market requirements. The debentures provide that upon any default in the terms of the debentures or the related transaction documents, including the conditions set forth above, the principal and interest on the debentures may be due and payable in cash and the company must pay the greater of 130% of the principal and interest or an amount based upon the principal and accrued interest adjusted upwards in accordance with a formula dependent upon any increase in the then market price of our stock. In this connection, approximately $1,533,500 of the amount we received from the sale of the debentures and warrants is being held in escrow pending registration of the shares under the Securities Act of 1933, and such amount will be immediately repayable to the debenture purchasers if the additional shares are not authorized and the shares registered for resale. Furthermore, the entire principal amount and accrued interest may be in default and repayable if the shares are not registered for resale within 120 days from the date the debentures were issued.

Our agreement with the purchasers of debentures does provide that if all the conditions to the issuance of stock are met, we will have the right to force the conversion of the principal amount of the debentures into common stock at such time as the average trading value of our shares exceeds the applicable conversion price by more than 250% per share during certain 15 consecutive trading day periods. Prior to meeting this trading value provision, the Company cannot prepay any portion of the debentures without the approval of the holder.

The agreement also provides that additional shares may not be issued to any debenture holder, either as PIK shares or pursuant to the conversion of debentures or the exercise of warrants, to the extent the issuance would cause the holder to beneficially own in excess of 4.99% of the total shares outstanding.

Purchasers of the debentures also received warrants to purchase that number of shares of common stock equal to 50% of the number of shares the debenture holder could acquire if the debentures were to be converted immediately upon the purchase of the debentures. The warrants have a term of two years from the date of issue and are exercisable for purchase of shares of common stock for $0.2144 per share. The exercise of the warrants by the debenture holders is subject to the same general conditions set forth above for issuance of stock pursuant to a conversion of the debentures and the warrant shares are subject to registration rights.

The purchase agreement for the sale of debentures provides that we will not sell any additional common stock or debt convertible into common stock for a period ending 120 days after the shares issuable upon conversion and pursuant to the exercise of warrants have been registered for resale as described below. The purchase agreement also provides that as long as any debentures are outstanding, we agree not sell any shares or share equivalents on terms providing for an adjustment to the conversion rate or the price per share for which the stock was initially issued due to any subsequent sale of additional stock or stock equivalents at a lower price per share. The debenture purchasers also received a right of first refusal for all or a part of any proposed future financing. The purchase agreement also provides that we will not have any reverse stock split without the approval of a majority of the debenture holders.

The purchasers of the debentures received registration rights and shares may not be issued either upon conversion or in lieu of cash payment of interest unless the shares have been registered under the Securities Act of 1933 for public resale pursuant to such registration rights. We have agreed that the initial registration will be made effective within 120 days after the debentures were issued. Under certain circumstances, we can be subject to substantial payment of damages if the registration statement is not effective within the required time period. We must have additional authorized common stock pursuant to the Amendment before we would have sufficient shares of common stock to issue our common stock in any payment of interest, conversion of the debentures or exercise of warrants.

The sale of these $3,350,000 of debentures was necessary in order to provide us with additional capital necessary to fund certain current accounts payable and to finance our ongoing operational needs and to provide some funding for our planned inventory building and marketing initiatives designed to accelerate sales of our second-generation total cholesterol monitor.

Requirement for Additional Authorized Shares

Although the financings described above provided funds necessary for the Company to continue as a going concern and provided minimal working capital for the period of March through September 2003, as of the March through September 2003 closings, we continue to need substantial additional capital, either through substantial capital infusions or through periodic, smaller capital infusions, both to fund current operating needs, pending our ability to generate positive cash flow from operations, and to fund production of our product and additional marketing efforts which we believe are critical to our plan for achieving such positive cash flow from operations.

The approval of the Amendment by our stockholders cannot assure that we will be able to raise any additional funds through the issuance of stock or convertible notes, or otherwise, except for the recent financing described above. However, following approval of the Amendment, and the improvement to our financial statements and position that the recent financings provide, we believe we will be in a position to obtain the additional financing necessary to continue to implement our business plan. In addition to such increased authorized stock being available for additional financing, our Board would have the flexibility to use the additional authorized stock for any reasonable business and financial purposes, including providing equity incentives to consultants, employees, officers or directors, establishing strategic relationships with other companies and expanding the Company's business or product lines through the acquisition of other businesses or products. The Company has not committed to issue any shares of stock which are the subject of this proposal except for the convertible debentures described above.

Effect on Existing Stockholders

The additional common stock to be authorized will have rights identical to the currently outstanding Common Stock of the Company. Adoption of the proposed Amendment and issuance of the Common Stock will not affect the rights of the holders of currently outstanding Common Stock of the Company, except for the dilutive effects incidental to issuing additional shares of Common Stock and increasing the number of shares of Common Stock outstanding. The issuance of additional Common Stock will have a significant dilutive effect on the ownership interests of the Company's existing shareholders such as dilution to any future net income per share and any future payment of dividends per share, if and when the Company becomes profitable, dilution to the voting rights of current holders of Common Stock and by potentially decreasing the market value of the Common Stock to the extent shares are sold for a price less than the current market value of the stock. Furthermore, the increase in the number of shares of Common Stock available for sale in the market, particularly if we agree to register such shares for public resale, could represent an overhang on the market and could depress the market price of our Common Stock. In addition, although increasing the number of authorized shares of the Company's common stock is not motivated by takeover concerns and is not intended by the Board to be an anti-takeover measure, the availability of additional authorized but unissued shares of Common Stock could enable the Board to make it more difficult for a person or group of persons to obtain control of the Company by a proxy or tender offer by issuing shares in a defensive manner.

The Company's Common Stock has no preemptive rights to purchase additional shares upon issuance of additional shares by the Company. Under Nevada law, the Company's shareholders are not entitled to appraisal rights with respect to the proposed increase in the number of authorized shares.

Board Recommendation

Our Board believes it is advisable and in the Company's best interests to amend our Articles of Incorporation to authorize 150,000,000 additional shares of Common Stock which will be available for obtaining additional financing and for other corporate purposes. As noted, we continue to have a negative working capital position which we primarily attribute to our continued inability to finance sufficient additional inventory to meet increased demand for our product and to fund more extensive marketing activities to further increase the demand for our product. Accordingly, the Board recommends that you vote FOR the proposed amendment to our Articles of Incorporation.

Vote Required

Approval of the amendment to the Company's Articles of Incorporation to increase the number of the Company's authorized shares of common stock requires the affirmative vote of a majority of our issued and outstanding shares of common stock. Abstentions and broker non-votes will have the same effect as negative votes.

PRICE RANGE OF THE COMMON STOCK

The table below sets forth , for the periods indicated, the high and low closing prices of the Company's Common Stock as reported by the AMEX.

	Closing Prices	
	High	Low
Fiscal Year 2003		
Quarter Ended September 30, 2002	$0.85	$0.34
Quarter Ended December 31, 2002	$0.35	$0.10
Quarter Ended March 31, 2003	$0.25	$0.11
Quarter Ended June 30, 2003	$0.31	$0.10

On September 17, 2003 the closing price of Common Stock on the AMEX was $0.23 per share.

OTHER MATTERS

Only the Proposal set forth in the Notice for this Special Meeting of Stockholders may be presented for vote at this meeting. In accordance with the Company's Bylaws, stockholder proposals for the 2003 Annual Meeting of Stockholders of the Company had to be received by the Company at its principal executive offices not later than July 10, 2003 for inclusion in the Proxy relating to the 2003 Annual Meeting of Stockholders, to be held later this year. Stockholder proposals for the 2004 Annual Meeting of Stockholders of the Company must be received by the Company at its principal executive offices at 510 Clearwater Loop, Suite 101, Post Falls, Idaho 83854, Attn: Chief Financial Officer, not later than July 15, 2004 for inclusion in the Proxy Statement and Proxy relating to the 2004 Annual Meeting of Stockholders

REQUEST FOR VOTE

It is important that your shares be represented at the Special Meeting, regardless of the number of shares that you hold. **YOU ARE URGED TO PROMPTLY EXECUTE AND RETURN THE ACCOMPANYING PROXY IN THE ENVELOPE THAT HAS BEEN ENCLOSED FOR YOUR CONVENIENCE.** Stockholders who are present at the Special Meeting may revoke their proxies and vote in person or, if they prefer, may abstain from voting in person and allow their proxies to be voted.

	By Order of the Board of Directors,
	/s/ Christopher Maus Christopher Maus Chairman of the Board of Directors, President and Chief Executive Officer

_____, 2003
Post Falls, Idaho

This Proxy is solicited by and on behalf of the Board of Directors

LIFESTREAM TECHNOLOGIES, INC.

PROXY — SPECIAL MEETING OF STOCKHOLDERS — October 17, 2003

The undersigned stockholder of Lifestream Technologies, Inc. hereby appoints Messrs. Christopher Maus and Robert Boyle of Lifestream Technologies, Inc., and either of them, with full power of substitution to each, to act as attorneys-in-fact and proxies to represent the undersigned at the Special Meeting of Stockholders, to be held at the **Red Lion Templin's Resort located at 414 East First Avenue, Post Falls, Idaho on October 17, 2003, at 8:30 a.m.**, local time, and at any and all adjournments thereof, and to vote all of the shares of Common Stock of Lifestream Technologies, Inc. which the undersigned is entitled to vote as fully as if the undersigned were present in person, in the manner indicated below. Receipt of the Notice of Meeting and the accompanying Proxy Statement is hereby acknowledged.

This proxy, when properly executed, will be voted in the manner directed on this proxy card. If no specification is made, a vote FOR the proposal will be entered.

Should the undersigned be present and elect to vote in person at the Special Meeting or at any adjournment thereof, upon notification to the Secretary of Lifestream Technologies, Inc. at the Meeting of the Stockholder's decision to terminate the proxy, this power of attorney and proxy shall be deemed terminated and of no further force and effect.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS, WHICH RECOMMENDS A VOTE FOR THE PROPOSALS.
PLEASE REFER TO THE PROXY STATEMENT FOR A DISCUSSION OF EACH OF THESE MATTERS.

1. Proposal to amend the Lifestream Technologies, Inc. Articles of Incorporation to increase the number of authorized shares of common stock from 100,000,000 shares to 250,000,000 shares.

☐ **FOR**   ☐ **AGAINST**   ☐ **ABSTAIN**

The undersigned hereby revokes any and all prior proxies and acknowledges receipt from the Company prior to the execution of this proxy of Notice of Meeting, the Proxy Statement dated _____, 2003.

Please sign exactly as your name appears. When signing as attorney, executor, administrator, trustee, or guardian, please give your full name. If shares are held jointly, each holder should sign. Please fill in the date the proxy is signed.

Signature _____ Signature if held jointly _____ Dated
_____
PLEASE COMPLETE, DATE, SIGN, AND MAIL THIS PROXY PROMPTLY IN THE ENCLOSED SELF-ADDRESSED POSTAGE-PREPAID ENVELOPE.